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CECILY WU cecily.wu@dechert.com +1 212 698 3868 Direct +1 212 314 0015 Fax

March 6, 2019

VIA EDGAR CORRESPONDENCE

Mr. Jay Williamson

U.S. Securities and Exchange Commission

Division of Investment Management

100 F Street, N.E.

Washington, D.C. 20549-4644

Re:	Goldman Sachs Trust II (the “Registrant”)
SEC File Numbers 333-185659 and 811-22781

Dear Mr. Williamson:

This letter responds to a comment you provided telephonically to me on February 27, 2019 with respect to your review of the Registrant’s responses (filed on February 26, 2019) to comments provided by you to Post-Effective Amendments Nos. 84, 85 and 86 to the Registrant’s registration statement, each of which were filed with the Securities and Exchange Commission (“SEC”) on December 18, 2018. We have reproduced your comment below, followed by the Registrant’s response. Unless otherwise defined herein, capitalized terms have the meanings attributed to such terms in the registration statement.

1.

Comment: The SEC Staff notes the Registrant’s response to the prior Comment 3 indicating that the Goldman Sachs Multi-Manager Alternatives Fund (the “Fund”) may not effect in-kind redemptions pro rata in certain circumstances, such as in connection with a request by a redeeming shareholder. Please supplementally explain the circumstances in which the Fund would effect a non-pro rata redemption in connection with a redeeming shareholder’s request and any policies and procedures in place to ensure all shareholders are treated fairly and equally.

Response: Although the Registrant may pay redemptions by a distribution in-kind of securities (instead of cash), the Registrant does not intend to exercise this discretion under normal circumstances, unless requested by a redeeming shareholder. Since its inception, the Fund has not paid any redemptions in-kind. The Fund generally expects that in-kind redemptions will represent a pro rata portion of the Fund’s portfolio securities, but the Fund may consider the use of a non-pro rata redemption methodology in connection with the request of a redeeming shareholder or where otherwise consistent with the Fund’s policies and procedures. For example, a redeeming shareholder may be restricted from receiving certain securities and may request an adjustment from a pro rata redemption of the Fund’s securities to avoid receiving such securities. In all circumstances, any in-kind redemption will be implemented in accordance with the Registrant’s policies and procedures, which require the Adviser to determine the method to select the portfolio securities to be redeemed in a manner that is fair and reasonable to the Fund’s shareholders. These procedures further require the Adviser to determine that the redemption was effected in accordance with such procedures, did not favor any shareholder to the detriment of any other shareholder, and was in the best interests of the distributing Fund. Furthermore, in-kind redemptions involving affiliated shareholders are covered by separate procedures. Among other things, these procedures are designed to comply with the requirement of the Signature Financial Group, Inc. no-action letter (Dec. 28, 1999) that neither the affiliated shareholder nor any other party with the ability and pecuniary incentive to influence the in-kind redemption select, or influence the selection of, the distributed securities.

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We believe that the foregoing has been responsive to the Staff’s comments. Please call the undersigned at (212) 698-3868 if you wish to discuss this correspondence further.

Sincerely,

/s/ Cecily Wu
Cecily Wu

cc:	Lindsey Edwards, Goldman Sachs Asset Management, L.P.

Melissa O’Neill, Goldman Sachs Asset Management, L.P.

Stephanie A. Capistron, Dechert LLP

Michelle D. Wong, Dechert LLP